UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Indoor Harvest Corp
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45580E102
(CUSIP Number)

Lang Coleman C/O Indoor Harvest Corp 5300 East Freeway, Suite A Houston, TX 77020 (346) 310-3427
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lang Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,317,528
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,317,528
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(1)
14	TYPE OF REPORTING PERSON* IN

(1) Based on 26,403,363 shares of the issuer’s common stock as of January 26, 2018.

Item 1. Security and Company.

The title and class of equity securities to which this Schedule 13D/A relates is common stock, par value $0.001 per share, of Indoor Harvest Corp, a Texas corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5300 East Freeway, Suite A, Houston, Texas 77020.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed by Dr. Lang Coleman (the “Reporting Person”).

(b) The Reporting Person’s address is 8518 Pegasus Drive, Selma, Texas 78154.

(c) The Reporting Person is a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States.

Item 3. Source and Amount of Funds and Other Consideration.

On February 7, 2018, the Reporting Person voluntarily transferred 1,640,235 shares of the Issuer’s common stock to the Issuer. The Reporting Person did not receive any cash or other consideration in exchange for such voluntary transfer. Such shares were purchased with the Reporting Person’s other funds.  See Item 5(c).

Item 4. Purpose of Transaction.

The 1,640,235 shares of the Issuer’s common stock that were voluntarily transferred by the Reporting Person to the Issuer (see Item 3) were originally acquired for investment purposes only. As of the date of this filing, the Reporting Person owns 1,317,528 shares of the Issuer’s common stock.

Item 5. Interest in Securities of the Company.

(a) The Reporting Person owns 1,317,528 shares of the Issuer’s common stock as of the date of this filing, which amount represents 4.99% of the Issuer’s outstanding common stock as of January 26, 2018.

(b) The Reporting Person owns 1,317,528 shares of the Issuer’s common stock as of the date of this filing. The Reporting Person has sole voting and dispositive power over such shares.

(c) On February 7, 2018, the Reporting Person voluntarily transferred 1,640,235 shares of the Issuer’s common stock to the Issuer. The Reporting Person did not receive any cash or other consideration in exchange for such voluntary transfer. As of the date of this filing, the Reporting Person owns 1,317,528 shares of the Issuer’s common stock, representing 4.99% of the Issuer’s outstanding common stock as of January 26, 2018.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common stock on February 7, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 7, 2018
/s/ Lang Coleman
Lang Coleman